                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                       Press Release Issued April 14, 2003




                                  LAIDLAW INC.
                 (Translation of registrant's name into English)

           3221 North Service Road, Burlington, Ontario Canada L7R 3Y8
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F ___ Form 40-F _X_




        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b)
                   Under the Securities Exchange Act of 1934]

                                 Yes _X_ No ___

                 LAIDLAW REPORTS RESULTS FOR SECOND QUARTER 2003

Burlington, Ontario, April 14, 2003


Laidlaw Inc. today released its operating results for the quarter and the six months ended February 28, 2003. Because the Company plans to emerge from bankruptcy protection as a Delaware corporation, all results are now being reported in accordance with U.S. GAAP.

Revenue for the quarter was $1,120.7 million compared to $1,105.6 million in the same period last year. For the six months, revenue totaled $2,282.9 million, slightly ahead of the $2,267.4 million achieved in 2002. Net income for the quarter of $16.2 million was well ahead of the prior year's $7.3 million, primarily due to reduced amortization expense. This follows from the Company adopting the new accounting guidelines in regard to goodwill. Net cash provided by operating activities was $72.2 million for the quarter compared to $126.9 million in the same period last year. For the six months net cash provided by operating activities was $64.1 million compared to $110.3 million last year.

In measuring its performance, the Company regards earnings before interest, income taxes, depreciation, amortization, other income (loss), other financing related expenses and cumulative effect of change in accounting principles ("EBITDA") as useful information regarding the Company's ability to service or incur debt. For the current quarter, EBITDA was $109.8 million, 12% below the $124.7 million achieved in the same period last year. For the six months, EBITDA was $241.9 million compared to $274.9 million in 2002. In both periods, the reduction is primarily attributable to higher reserves for accident claim costs in the current year and an erosion of yield at Greyhound travel services, which continues to be affected by the overall travel market. A table reconciling EBITDA to the GAAP measure that the Company believes to be most directly comparable, net cash provided by operating activities, is included with the financial statements included in this press release.


REVIEW OF OPERATIONS
The quarter was a challenging one for the company. Severe weather on the east coast and an ice storm in Texas impacted both the contract bus and Greyhound operations. In addition the travel market continues to be sluggish with pressure on yields and passenger counts.

Despite these conditions, both the contract bus services and healthcare operations achieved planned revenue levels, with EBITDA falling short of last year due to the Company's increased accident claim reserves. The Company believes that the reserves for prior year's claims are now adequate and will have a lesser impact on earnings in the second half of the year. Contract bus services continues to selectively improve its operations, allowing low margin contracts to expire while aggressively focusing on growing new business, emphasizing the Company's industry-leading safety and performance record.

At the healthcare companies, new procedures are in effect that are designed to maximize efficiencies in billing accuracy and compliance through detailed pre-billing procedures and to aggressively pursue collection of receivables. In addition, an increased focus on the customization of the Company's services has resulted in the successful negotiation of a number of new contracts. These contracts will contribute to revenue in the second half of the year.

Greyhound fared less well in the quarter, as EBITDA was well below last year. The weak travel market, general economic weakness, fuel price increases and increased discounting by airlines all played a part in this result. Greyhound has responded in the passenger business with selected price increases and an alignment of miles with demand. In addition, in the travel services business they have curtailed growth plans.


RESTRUCTURING PROGRESS
The Company currently contemplates exiting from bankruptcy protection in the current fiscal quarter ending May 31. A key component of this process is the completion of the exit financing, which will provide the basis for the distribution to the Company's creditor groups as well as providing ongoing liquidity.

"We look forward to emerging from bankruptcy, " said Kevin Benson, President and CEO of Laidlaw. "Our advisors tell us that notwithstanding the war and economic uncertainty, capital markets remain receptive to new financing transactions. While we are excited about the potential of Laidlaw, we understand that it is a complicated company, essentially a collection of five separate businesses. As a consequence, our new lenders are likely to take more time than we originally anticipated to ensure they understand our excitement and to get comfortable that the issues that led to the bankruptcy have been properly addressed. We remain confident that we are making progress and expect to exit from bankruptcy by the end of May."

The Company is furnishing this earnings release to the U.S. Securities and Exchange Commission. The information provided in the SEC filing includes a summary of each non-GAAP financial measure included in this press release and the reasons management believes these non-GAAP financial measures are useful to investors.


FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release that are not historical facts, including statements regarding the status of the Company's reorganization and timing for emergence from chapter 11 protection, expectations regarding the exit financing, potential sources of revenue, the expected impact of accident claims reserves on the Company's results of operations, the anticipated benefits of programs designed to improve operating efficiencies at the healthcare businesses and initiatives at the Company's Greyhound business, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve certain risks, uncertainties and assumptions that include, but are not limited to; the negotiating positions of various constituencies and the results of negotiations regarding restructuring plans; the negotiation and execution of definitive agreements with the financial institutions providing the exit financing; the successful completion of the registration of the common stock of the Company with the U.S. Securities and Exchange Commission, particularly in the light of the scope limitation that is contained in the audit report for the financial statements, and, upon registration of such shares with the SEC, obtaining approval for the listing of these shares on the New York Stock Exchange; the Company's ability to continue as a going concern; actual experience regarding accident claims; the Company's ability to realize revenue from potential new sources; the Company's ability to implement initiatives designed to increase operating efficiencies and improve results; general economic conditions; and other factors detailed from time to time in the Company's filings with the SEC. Should one or more of these risks or uncertainties materialize, actual outcomes may vary materially from those indicated.

Laidlaw Inc. is a holding company for North America's largest providers of school and inter-city bus transport, public transit, patient transportation and emergency department management services.



Contact:          Kevin E. Benson, President and Chief Executive Officer
                  Laidlaw Inc.
                  (630) 848-3017
                  website:  www.laidlaw.com

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                           CONSOLIDATED BALANCE SHEETS
                              (U.S. $ IN MILLIONS)


                                                                                     FEBRUARY 28,            August 31,
                                                                                          2003                   2002
                                                                                  ---------------------    -----------------
                                                                                      (UNAUDITED)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                  $280.6                  $343.5
Restricted cash and cash equivalents                                                        108.8                    75.8
Short-term deposits and marketable securities                                                29.6                    16.1
Trade accounts receivable                                                                   625.3                   490.4
Other receivables                                                                            64.8                    54.9
Income taxes recoverable                                                                     32.7                    29.2
Parts and supplies                                                                           50.7                    50.4
Other current assets                                                                         73.0                    56.3
                                                                                  ---------------------    -----------------
TOTAL CURRENT ASSETS                                                                      1,265.5                 1,116.6
                                                                                  ---------------------    -----------------


LONG-TERM INVESTMENTS                                                                       422.5                   417.9
                                                                                  ---------------------    -----------------


PROPERTY AND EQUIPMENT
Land                                                                                        163.1                   162.2
Buildings                                                                                   291.8                   284.3
Vehicles                                                                                  2,182.9                 2,128.3
Other                                                                                       428.8                   417.2
                                                                                  ---------------------    -----------------
                                                                                          3,066.6                 2,992.0
Less:  Accumulated depreciation                                                           1,414.5                 1,314.3
                                                                                  ---------------------    -----------------
                                                                                          1,652.1                 1,677.7
                                                                                  ---------------------    -----------------
OTHER ASSETS
Goodwill (net of accumulated amortization and impairments of
   $2,987.1; August 31, 2002 - $776.0)                                                      774.9                 2,976.8
Pension asset                                                                                14.6                    10.8
Deferred charges and other assets                                                            18.5                    12.0
                                                                                  ---------------------    -----------------
                                                                                            808.0                 2,999.6
                                                                                  ---------------------    -----------------

TOTAL ASSETS                                                                             $4,148.1                $6,211.8
                                                                                  =====================    =================

                      Prepared in accordance with U.S. GAAP

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                           CONSOLIDATED BALANCE SHEETS
                              (U.S. $ IN MILLIONS)

                                                                                    FEBRUARY 28,             August 31,
                                                                                        2003                    2002
                                                                                 --------------------     -----------------
                                                                                     (UNAUDITED)
LIABILITIES

LIABILITIES NOT SUBJECT TO COMPROMISE
    CURRENT LIABILITIES
    Accounts payable                                                                     $96.3                  $109.7
    Accrued liabilities                                                                  510.4                   504.1
    Current portion of long-term debt                                                     19.2                    20.3
                                                                                 --------------------     -----------------
    TOTAL CURRENT LIABILITIES                                                            625.9                   634.1

    LONG-TERM DEBT                                                                       217.9                   204.4

    OTHER LONG-TERM LIABILITIES                                                          677.7                   442.1

LIABILITIES SUBJECT TO COMPROMISE                                                      3,977.1                 3,977.1


                                                                                 --------------------     -----------------
TOTAL LIABILITIES                                                                      5,498.6                 5,257.7
                                                                                 --------------------     -----------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
Preference Shares                                                                          7.9                     7.9
Common Shares; issued and outstanding
   325,927,870 (August 31, 2002 - 325,927,870)                                         2,222.6                 2,222.6
Accumulated other comprehensive loss                                                    (415.1)                 (258.7)
Deficit                                                                               (3,165.9)               (1,017.7)
                                                                                 --------------------     -----------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                               (1,350.5)                  954.1
                                                                                 --------------------     -----------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)                               $4,148.1                $6,211.8
                                                                                 ====================     =================





                      Prepared in accordance with U.S. GAAP

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  (U.S. $ IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                    FEBRUARY 28                         FEBRUARY 28
                                                           ------------------------------    ----------------------------------
                                                                2003            2002              2003              2002
                                                           ---------------  -------------    ---------------   ----------------
REVENUE
Contract Bus services                                           $469.4           $474.3            $996.2          $1,001.3
Greyhound                                                        281.7            281.5             556.1             565.7
Healthcare services                                              369.6            349.8             730.6             700.4
                                                           ---------------  -------------    ---------------   ----------------
TOTAL REVENUE                                                  1,120.7          1,105.6           2,282.9           2,267.4

Operating expenses                                               894.3            869.6           1,813.0           1,770.7
Selling, general and administrative expenses                     116.6            111.3             228.0             221.8
Depreciation expense                                              75.4             74.7             151.6             148.6
Amortization expense                                               0.3             22.8               0.5              45.5
                                                           ---------------  -------------    ---------------   ----------------

INCOME FROM OPERATING SEGMENTS                                    34.1             27.2              89.8              80.8
Interest expense                                                  (6.5)            (7.8)            (13.0)            (14.9)
Other financing related expenses                                 (22.9)           (15.0)            (31.1)            (29.5)
Other income                                                      13.0              4.6              14.5               7.1
                                                           ---------------  -------------    ---------------   ----------------
INCOME BEFORE INCOME TAXES                                        17.7              9.0              60.2              43.5
Income tax expense                                                (1.5)            (1.7)             (3.0)             (3.2)
                                                           ---------------  -------------    ---------------   ----------------
INCOME BEFORE CUMULATIVE EFFECT
   OF CHANGE IN ACCOUNTING PRINCIPLE                              16.2              7.3              57.2              40.3

Cumulative effect of change in
   accounting principle                                              -                -          (2,205.4)                -
                                                           ---------------  -------------    ---------------   ----------------

NET INCOME (LOSS)                                                $16.2             $7.3         ($2,148.2)            $40.3
                                                           ===============  =============    ===============   ================


BASIC EARNING (LOSS) PER SHARE
Income before cumulative effect of change in
   accounting principle                                           $0.05            $0.02             $0.18             $0.12
Cumulative effect of change in accounting principle                   -                -             (6.77)                -
                                                           ---------------  -------------    ---------------   ----------------
Net income (loss)                                                 $0.05            $0.02            ($6.59)            $0.12
                                                           ===============  =============    ===============   ================

DILUTED EARNINGS (LOSS) PER SHARE
Income before cumulative effect of change in
   accounting principle                                           $0.05            $0.02             $0.18             $0.12
Cumulative effect of change in accounting principle                   -                -             (6.77)                -
                                                           ---------------  -------------    ---------------   ----------------
Net income (loss)                                                 $0.05            $0.02            ($6.59)            $0.12
                                                           ===============  =============    ===============   ================


                      Prepared in accordance with U.S. GAAP

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                              (U.S. $ IN MILLIONS)
                                   (UNAUDITED)

                                                          THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                              FEBRUARY 28                         FEBRUARY 28
                                                     ------------------------------      ------------------------------
                                                         2003             2002               2003            2002
                                                     --------------   -------------      -------------   --------------

NET INCOME (LOSS)                                           $16.2             $7.3          ($2,148.2)         $40.3

Unrealized gains (losses) on securities net
   of reclassification adjustments for losses
   included in net income (net of NIL taxes)                  2.0             (0.6)               3.5            6.5

Foreign currency translation adjustments
   arising during the period (net of NIL taxes)              17.9             (7.5)              16.5          (12.9)

Minimum pension liability adjustment
   (net of NIL taxes)                                      (176.4)             -               (176.4)         (72.8)
                                                     --------------   -------------      -------------   --------------

COMPREHENSIVE LOSS                                        ($140.3)           ($0.8)         ($2,304.6)        ($38.9)
                                                     ==============   =============      =============   ==============








                      Prepared in accordance with U.S. GAAP

                                  LAIDLAW INC.
                   (DEBTOR-IN-POSSESSION AS OF JUNE 28, 2001)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (U.S. $ IN MILLIONS)
                                   (UNAUDITED)

                                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                           FEBRUARY 28                    FEBRUARY 28
                                                                   -----------------------------  -----------------------------
                                                                       2003           2002            2003           2002
                                                                   -------------- --------------  -------------  --------------

OPERATING ACTIVITIES
   Net income (loss) for the period                                       $16.2           $7.3       ($2,148.2)        $40.3
   Items not affecting cash:
     Depreciation and amortization                                         75.7           97.5           152.1         194.1
     Other financing related expenses                                      22.9           15.0            31.1          29.5
     Cumulative effect of change in accounting principle                    -              -           2,205.4           -
     Other items                                                           (5.3)          (5.9)           (7.0)         (8.9)
   Increase (decrease) in claims liability and professional
     liability insurance accruals                                          20.0            1.8            48.7         (16.8)
   Increase (decrease) in accrued interest                                  4.4            4.2             0.1          (0.5)
   Cash provided by (used in financing) other working capital
     items                                                                (30.3)          23.4          (166.0)        (94.8)
   Cash portion of other financing related expenses                        (9.5)         (12.3)          (19.1)        (18.7)
   Increase in restricted cash and cash equivalents                       (21.9)          (4.1)          (33.0)        (13.9)
                                                                   -------------- --------------  -------------  --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 $72.2         $126.9           $64.1        $110.3
                                                                   -------------- --------------  -------------  --------------

INVESTING ACTIVITIES
   Purchase of property, equipment and other assets, net of
     proceeds from sale                                                  ($36.9)        ($17.7)        ($104.5)       ($78.1)
   Expended on acquisitions                                                 -             (0.5)           (3.2)         (0.5)
   Net increase in investments                                            (25.3)          (1.9)          (34.3)         (9.2)
   Proceeds from sale of assets                                             -              4.2             -             4.2
                                                                   -------------- --------------  -------------  --------------
NET CASH USED IN INVESTING ACTIVITIES                                    ($62.2)        ($15.9)        ($142.0)       ($83.6)
                                                                   -------------- --------------  -------------  --------------

FINANCING ACTIVITIES
   Net increase (decrease) in long-term debt and other long-term
     liabilities                                                          $12.4         ($19.2)          $15.0        ($13.9)
                                                                   -------------- --------------  -------------  --------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                       $12.4         ($19.2)          $15.0        ($13.9)
                                                                   -------------- --------------  -------------  --------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      $22.4          $91.8          ($62.9)        $12.8

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD*                          258.2          202.2           343.5         281.2
                                                                   -------------- --------------  -------------  --------------

CASH AND CASH EQUIVALENTS - END OF PERIOD*                               $280.6         $294.0          $280.6        $294.0
                                                                   ============== ==============  =============  ==============

*These amounts represent the unrestricted cash and cash equivalents of the Company.


                      Prepared in accordance with U.S. GAAP

ADDITIONAL INFORMATION

                                                        THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                           FEBRUARY 28,                              FEBRUARY 28,
                                                 ----------------------------------      -------------------------------------
                                                     2003                2002                2003                  2002
                                                 ---------------    ---------------      ---------------     -----------------
REVENUE ($ MILLIONS)
Contract Bus services                                 $469.4            $474.3                $996.2            $1,001.3
Greyhound                                              281.7             281.5                 556.1               565.7
Healthcare services                                    369.6             349.8                 730.6               700.4
                                                 ---------------    ---------------      ---------------     -----------------
Consolidated                                        $1,120.7          $1,105.6              $2,282.9            $2,267.4
                                                 ===============    ===============      ===============     =================

INCOME FROM OPERATIONS BEFORE DEPRECIATION AND
   AMORTIZATION ($MILLIONS)
Contract Bus services                                  $81.1             $87.1                $187.6              $207.1
Greyhound                                                3.9              13.1                   2.4                18.3
Healthcare services                                     24.8              24.5                  51.9                49.5
                                                 ---------------    ---------------      ---------------     -----------------
Consolidated                                          $109.8            $124.7                $241.9              $274.9
                                                 ===============    ===============      ===============     =================

OPERATING MARGINS BEFORE DEPRECIATION AND
   AMORTIZATION
Contract Bus services                                   17.3%             18.4%                 18.8%               20.7%
Greyhound                                                1.4%              4.7%                  0.4%                3.2%
Healthcare services                                      6.7%              7.0%                  7.1%                7.1%
Consolidated                                             9.8%             11.3%                 10.6%               12.1%

INCOME (LOSS) FROM OPERATIONS ($MILLIONS)
Contract Bus services                                  $31.2             $31.7                 $88.2               $97.0
Greyhound                                              (11.0)             (4.1)                (27.7)              (16.2)
Healthcare services                                     13.9              (0.4)                 29.3                 -
                                                 ---------------    ---------------      ---------------     -----------------
Consolidated                                           $34.1             $27.2                 $89.8               $80.8
                                                 ===============    ===============      ===============     =================

OPERATING MARGINS
Contract Bus services                                    6.6%              6.7%                  8.9%                9.7%
Greyhound                                               (3.9%)            (1.5%)                (5.0%)              (2.9%)
Healthcare services                                      3.8%             (0.1%)                 4.0%                   -%
Consolidated                                             3.0%              2.5%                  3.9%                3.6%


++


DETAILS OF REVENUE GROWTH                                           THREE MONTHS ENDED FEBRUARY 28, 2003
---------------------------------------------   ------------------------------------------------------------------------------
                                                   PRICE &                                     FOREIGN
                                                   VOLUME             ACQUISITIONS             EXCHANGE             TOTAL
                                                --------------     -------------------       -------------      --------------

Contract Bus services                                (1.5%)                 0.3%                 0.2%              (1.0%)
Greyhound                                            (0.4%)                   -%                 0.5%               0.1%
Healthcare services                                   5.7%                    -%                   -%               5.7%
Consolidated                                          1.1%                  0.1%                 0.2%               1.4%


                                                                     SIX MONTHS ENDED FEBRUARY 28, 2003
                                                ------------------------------------------------------------------------------
                                                   PRICE &                                     FOREIGN
                                                   VOLUME             ACQUISITIONS             EXCHANGE             TOTAL
                                                --------------     -------------------       -------------      --------------

Contract Bus services                                (0.9%)                 0.3%                   0.1%            (0.5%)
Greyhound                                            (2.0%)                   -%                   0.3%            (1.7%)
Healthcare services                                   4.3%                    -%                     -%             4.3%
Consolidated                                          0.4%                  0.1%                   0.2%             0.7%

                      Prepared in accordance with U.S. GAAP

                          LAIDLAW INC.
          RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                       (U.S. IN $MILLIONS)
                           (UNAUDITED)


                                                                THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                  FEBRUARY 28,                           FEBRUARY 28,
                                                         ----------------------------------     --------------------------------
                                                              2003              2002                 2003             2002
                                                         ----------------------------------     --------------------------------


EBITDA,  as reported                                              $109.8            $124.7              $241.9           $274.9

Cash paid for interest                                              (1.9)             (4.0)              (13.2)           (16.6)
Cash paid for other financing related expenses                      (9.5)            (12.3)              (19.1)           (18.7)
Other income                                                        13.0               4.6                14.5              7.1
Cash received (paid) for income taxes                               (0.6)              2.6                (1.6)             6.0
Increase (decrease) in claims liability and professional
   liability insurance accruals                                     20.0               1.8                48.7            (16.8)
Cash provided by (used in financing) other working
   capital items                                                   (30.3)             23.4              (166.0)           (94.8)
Increase in restricted cash and cash equivalents                   (21.9)             (4.1)              (33.0)           (13.9)
Other                                                               (6.4)             (9.8)               (8.1)           (16.9)
                                                         ----------------  ----------------     ---------------  ---------------
Net cash provided by operating activities                          $72.2            $126.9               $64.1           $110.3
                                                         ================  ================     ===============  ===============



EBITDA, a non-GAAP financial measure, represents earnings before interest, income taxes, depreciation, amortization, other income, other financing related expenses and cumulative effect of change in accounting principle. EBITDA is presented solely as a supplemental disclosure with respect to liquidity because the Company believes it provides useful information regarding its ability to service or incur debt.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               LAIDLAW INC.



Date:    April 15, 2003                        By:  /s/ Ivan R. Cairns
                                                  ------------------------------
                                               Ivan R. Cairns
                                               Senior Vice-President
                                               and General Counsel